EXHIBIT 99.3

VICINITY MOTOR CORP.

Management Discussion and Analysis

For the year ended December 31, 2022

Introduction

This Management Discussion and Analysis (“MD&A”) relates to the financial condition and results of the operations of Vicinity Motor Corp. (“Vicinity”, “VMC” or the “Company”) together with its subsidiaries and is supplemental to, and should be read in conjunction with, Vicinity’s audited consolidated financial statements for the year ended December 31, 2022, (including notes) (the “financial statements”). Readers are cautioned that this MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Vicinity’s public disclosure statements are available on SEDAR at www.sedar.com. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This MD&A has been prepared as of March 30, 2023. All amounts are in thousands of US dollars, except share and per share information or where otherwise noted.

Cautionary Statement on Forward-Looking Information

This document includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding anticipated vehicle deliveries, future sales, completion of its assembly facility in the State of Washington, vehicle market acceptance and strategic partnerships, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

These forward-looking statements may include statements regarding the perceived merit of the product offered by Vicinity; sales estimates; manufacturing capabilities; capital expenditures; timelines; strategic plans; market prices for parts and material; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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About Vicinity

Vicinity Motor Corp. is a Canadian company that is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, compressed natural gas (“CNG”) and clean-diesel Vicinity buses and the VMC 1200 electric truck.

Vicinity shares trade on the Nasdaq exchange under the symbol VEV and the TSX Venture exchange under the symbol VMC.

Fourth Quarter and Subsequent Highlights

●	Current order backlog exceeds $150 million, the vast majority of which are for electric vehicles.

●	Assembly operations are set to commence at the newly constructed, state-of-the-art, 100,000 square foot U.S. manufacturing campus in Ferndale, Washington in the first half of 2023.

●	Final electrical components have been installed to supply power on-site.

●	Company has received its Certificate of Occupancy for the facility.

●	Free Trade Zone certification for Ferndale Campus in process.

●	Signed a dealer network development services agreement with Dealer Solutions Mergers and Acquisitions (“DSMA”) to enhance North American automotive dealer market penetration for its industry-leading, Class 3 VMC 1200 all-electric truck.

●	Partnered with RBC and Export Development Canada to secure $30 million to finance VMC 1200 EV Truck production in 2023, while maintaining funding for existing bus orders.

●	Secured a US$100M+ purchase order for 1,000 VMC 1200 electric trucks from Pioneer Auto Group - Vicinity’s exclusive dealer in the province of British Columbia, Canada – with initial deliveries beginning in November 2022.

●	Secured an order from strategic partner Sustainability Partners LLC, an ESG focused Public Benefit Company, for four Vicinity Lightning™ electric buses via Soderholm Sales & Leasing, Inc., Vicinity’s Pacific Islands distributor.

●	Revenue for the three months ended December 31, 2022 of $2,035 compared to $2,330 for the three months ended December 31, 2021

●	Net loss for the three months ended December 31, 2022 of $3,828 compared to net loss of $4,782 for the three months ended December 31, 2021

●	Adjusted EBITDA loss for the three months ended December 31, 2022 of $1,424 compared to an adjusted EBITDA loss of $2,192 for the three months ended December 31, 2021 (see “Non-GAAP and Other Financial Measures”)

●	Deliveries of 11 Vicinity trucks for the three months ended December 31, 2022 compared to deliveries of 12 Vicinity buses, eight of which were sold from the Company’s lease pool and excluded from revenue for the three months ended December 31, 2021

●	Revenue of $18,475 for the year ended December 31, 2022 compared to $41,708 for the year ended December 31, 2021

●	Adjusted EBITDA loss of $7,438 for the year ended December 31, 2022 compared to an adjusted EBITDA loss of $2,666 for the year ended December 31, 2021 (see “Non-GAAP and Other Financial Measures”)

●	Net loss of $17,948 for the year ended December 31, 2022 compared to a net loss of $7,323 for the year ended December 31, 2021

●	Deliveries of 38 Vicinity buses, 11 Vicinity trucks and 4 Optimal shuttles for the year ended December 31, 2022 compared to 131 buses delivered for the year ended December 31, 2021

The Company reports results for the three months ended December 31, 2022 included deliveries of 11 Vicinity trucks, revenue of $2,035, net loss of $3,828 and gross loss of $560 which was (28%) of revenue (see “Non-GAAP and Other Financial Measures”). The gross margin for the three months ended December 31, 2022 was negatively affected by the low volume of buses sold and a write-down of aged bus inventory and parts for $1,296.

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Results for the three months ended December 31, 2021 included deliveries of 12 Vicinity buses, revenue of $2,330, net loss of $4,782 and gross loss of $316 which was (14%) of revenue (see “Non-GAAP and Other Financial Measures”). Eight of the 12 buses sold during the fourth quarter of 2021 were sold from the lease pool and excluded from revenue. The gross margin for the three months ended December 31, 2021 was negatively affected by the loss on disposal of $487 on eight buses sold from the Company’s lease pool and the low volume of buses sold.

The Company reports results for the year ended December 31, 2022 of 38 Vicinity buses, 11 Vicinity trucks and 4 Optimal shuttles delivered, revenue of $18,475, net loss of $17,948 and gross profit of $440. Results for the year ended December 31, 2021 were 131 buses delivered, revenue of $41,708, net loss of $7,323 and gross profit of $4,235.

Gross margin for the year ended December 31, 2022 was 2% of revenue compared to 10% of revenue in 2021 (see “Non-GAAP and Other Financial Measures”). Margins for 2022 were negatively affected by product mix, the low volume of vehicles delivered and a write-down of aged bus inventory and aftermarket parts for $1,296 partially offset by cost adjustments of approximately $800 from a supplier. Consistent with the rest of the automotive industry, shipping difficulties and global supply chain disruptions in the availability of certain bus components have delayed a large portion of 2022 expected deliveries. Margins beyond 2022 are expected to be more in line with historical margins realized in 2018 and 2019, with the exception of some introductory pricing for new EV products.

Adjusted EBITDA for the year ended December 31, 2022 was ($7,438) compared to ($2,666) for the year ended December 31, 2021 (see “Non-GAAP and Other Financial Measures”). Gross profit decreased by $3,795 in the year ended December 31, 2022, when compared to the prior year due to less deliveries in 2022, aged inventory write-downs, and product mix. Higher selling, general, and administrative costs mainly related to an increase in travel, legal, insurance, and salaries as VMC ramps up for the next period of growth and forecasted increased volumes.

Business Overview

Corporate Update

“2022 was a transformational year, expanding our capabilities beyond our strong legacy in transit buses and into the significant class 3 vehicle market with the introduction of the highly configurable VMC 1200 electric truck – for which we began initial customer deliveries in the fourth quarter,” said William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp. “The fourth quarter and subsequent period continued our rapid pace of evolution, marked by significant sales momentum for our VMC 1200 and Vicinity Lightning ™ product lines, as well as continued progress towards starting assembly operations at our U.S. manufacturing campus in Ferndale, Washington.

“To support the working capital needs of our VMC 1200 production ramp, we recently secured an expanded $30M credit facility with the Royal Bank of Canada and Export Development Canada, while maintaining existing financing to support bus production. This financing, paired with the installation of our power solution and receipt of a certificate of occupancy for our Ferndale manufacturing campus, puts us in a position to significantly increase our production capabilities with the onset of U.S. assembly operations in the first half of 2023.

“We are fortunate that the VMC 1200 supply chain is fairly insulated from the global disruptions that have impacted our transit bus business – since we kicked off deliveries in November 2022, we have delivered 18 vehicles with 100 currently in production. Naturally, we expect the pace of production to increase exponentially as we scale operations and bring our facility in Ferndale online – helping us to chip away at our order backlog, which now exceeds $150 million.

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“Looking ahead, we are incredibly well positioned for a breakout year, expanding into the vast class 3 commercial EV truck market. We are in the final steps prior to the onset of assembly operations at our new U.S. facility in Ferndale, which we are in the process of certifying as a Free Trade Zone to enable us to better service the entirety of the North American market. These are exciting times for Vicinity and I look forward to continuing to update our investors as we build the foundation for what I believe will be a record 2023,” concluded Trainer.

Recent Developments

In July of 2022, the Company entered into a distribution agreement for the Northwest U.S. with Schetky Bus and Van Sales, a dealership and transportation solutions provider, to offer the Vicinity Lightning, Vicinity Classic and VMC-Optimal vehicles, including an initial commitment for 18 vehicles.

In July of 2022, VMC announced eligibility in Transport Canada’s new Incentives for Medium and Heavy-duty Zero-Emission Vehicles (iMHZEV) program which helps to make buying or leasing zero-emission vehicles more attractive. The VMC 1200 EV truck will qualify for these significant incentives that are passed onto the consumer.

In August of 2022, VMC signed a distribution agreement with the TOK Group to offer the VMC 1200 electric truck throughout the York region of the greater Toronto area. TOK placed an order for 100 VMC 1200 electric trucks.

In October of 2022, VMC secured a purchase order for 1,000 VMC 1200 class 3 electric trucks worth over $100 million in revenue with expected delivery in 2023.

In February of 2023, VMC announced the closing of a new $30 million credit facility to be used for up to 100% of eligible production costs for the VMC 1200 Class 3 EV truck. VMC also announced the renewal of an asset based lending facility for $10 million for use with bus orders.

In February of 2023, VMC announced the signing of a dealer network development services agreement with Dealer Solutions Mergers and Acquisitions (“DSMA”) to enhance North American market penetration for its Class 3 VMC 1200 electric trucks.

During the three months ended March 31, 2022, VMC issued 302,555 common shares at prices ranging from $3.07 to $3.79 per share for net proceeds of $1 million through its “at-the-market” equity distribution program approved in 2021. There were no shares issued through this program during the three months ended June 30, 2022 or September 30, 2022. During the three months ended December 31, 2022, the Company issued 4,815,999 common shares at prices ranging from $0.79 to $1.19 per share for net proceeds of $5.3 million.

During the fourth quarter of 2022, the Company terminated the Sales and Marketing Agreement with Optimal Electric Vehicles LLC (“Optimal EV”). Subsequent to year end, the Company initiated arbitration proceedings regarding a business dispute with Optimal EV. As a result of the termination, the Company reduced the intangible asset by the remaining amount of deferred consideration, $4,640. The recoverable amount upon termination pursuant to the Sales and Marketing Agreement is $12,000 which is greater than the carrying value of $10,854. VMC is seeking additional damages from Optimal EV above this amount. The status of the arbitration is currently pending.

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Supply Chain Update

Consistent with other manufacturing and automotive companies, VMC continues to experience delays from some suppliers and shipping companies due to ongoing supply chain shortages related to bus production, which has affected deliveries originally scheduled for delivery in 2021 and into 2022. Sales activity, for both the pipeline and order book, has strengthened significantly during 2021 and 2022 for future deliveries. The Company’s manufacturing partners are operating and currently producing to meet the Company’s needs. Although deliveries may be delayed, purchase orders are firm and will be delivered when product is made available. We continue to work with our customers to communicate ongoing supply chain issues to manage expected delivery timelines.

Our supply chain is currently working to provide us with the necessary components, although delayed in certain circumstances, for production and aftermarket part sales but there is potential risk of further disruptions.

The Company remains well-positioned to serve its customers. We continue to monitor the industry and supply chain issues closely and we are responding swiftly and effectively to protect the interests of our stakeholders. We are confident that our skilled and loyal workforce, the diversification and strength of our business model, and our strong partner relationships position us well to navigate the current environment.

Outlook

Management expects to maintain its strong market segment leadership position in Canada and continue to make progress in the U.S. with private operators and public transit agencies. The external pressures to “right size” vehicles for their applications and ridership levels along with the availability of funding in Canada and the U.S. create an ideal environment for Vicinity to prosper. Even with the challenges remaining from ongoing supply chain disruptions for bus manufacturing, the outlook for Vicinity, including significant growth in the U.S., remains very positive. The supply chain for the VMC 1200 EV truck has been more insulated from global disruptions than the problems VMC has experienced with the availability of bus components.

Order activity for deliveries in 2022 and beyond remains strong across Vicinity product lines, including the Vicinity Lightning™ EV and the newly announced VMC 1200 Class 3 EV trucks. The demand for the VMC 1200 has exceeded expectations with 1,000 trucks being ordered in October 2022 with a solid pipeline of further orders expected to be finalized and announced in the near future. The addition of a partnership with Dealer Solutions Mergers and Acquisitions (“DSMA”) will enhance VMC 1200 market penetration in North America with through DSMA’s existing dealer relationships and automotive industry knowledge.

Our newly constructed, state-of-the-art, U.S. manufacturing facility in Ferndale, Washington, has now been completed with operations set to commence in the first half of 2023. The Company received its certificate of occupancy in March of 2023 with the installation of electrical components that were delayed through supply chain issues. VMC is currently finalizing the certification of the new facility as a Free Trade Zone to manage any potential duties during the manufacturing process. The facility will be used for the manufacturing of both buses and EV trucks for sale in North America.

Approved funding for transit in the U.S. and Canada prior to the pandemic was high. During the pandemic, government support for transit has remained strong in both the U.S. and Canada with both countries approving emergency funding for transit through billions of dollars in safe restart programs. Funding announcements have continued in both the U.S. and Canada showing a commitment to improving transit through investing heavily in transit and zero emission transit solutions.

In the U.S. the Infrastructure Investment and Jobs Act (“IIJA”), the successor to the Fixing America’s Surface Transportation Act (“FAST Act”), is a $1.2 trillion infrastructure bill that includes increased funding for transit, specifically for the purchase of low or zero emission vehicles and investments to modernize existing transit systems. Deliveries for EV buses are anticipated to strengthen through to 2025 with the expected funding from this program. The IIJA provides $86.9 billion in funding for the Federal Transit Administration (“FTA”) over five years. The FTA funds up to 80% of the cost of qualifying “Buy America” buses.

In October of 2020, the Canadian federal government announced $1.5 billion in financing through the Canada Infrastructure Bank to support the adoption of zero emission buses and charging infrastructure over 24 to 36 months. In February of 2021, the Canadian government announced $14.9 billion to be invested in Canadian public transit, including $5.9 billion in dedicated project funds starting in 2021, and ongoing permanent funding of $3 billion per year beginning in 2026-2027.

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The Canadian Federal budget for 2021 included $17.6 billion in new spending that will go towards a “green recovery” and announced aggressive emissions reductions targets with a goal to be net-zero by 2050.

Although the proposed legislations and funding announcements from the Canadian and U.S. governments are encouraging for the transit industry, the Company does not yet know how or when the proposed funds will materialize and the expected impact on financial performance of the Company.

The medium and long-term recovery of the Company’s end markets from the COVID-19 pandemic are currently unknown but are expected to be dependent on government support, manufacturing and supply chain capabilities, travel restrictions and economic reopening activity. The Company has implemented a robust risk management process to ensure the health and safety of its employees and continued access to supply chain materials, but the ongoing nature of the pandemic and economic recovery may adversely impact results in the future.

Our Company has shifted the majority of its business to zero emission vehicles through the expansion of our product lines with the addition of the 100% zero emission electric Vicinity Lightning™ bus model and the introduction of 100% electric trucks to our product lineup to reduce the Company’s exposure to periods of inconsistent quarterly revenues from the bus industry. The Vicinity heavy duty “Classic” bus is planned for electrification in 2023, which will place Vicinity in an excellent position to capture market share as the demand for zero emissions buses grows. Municipalities of all sizes across Canada and the U.S. along with private operators in multiple sectors are looking for a more robust low floor accessible bus to replace their cutaways and internal combustion engine propelled heavy duty buses. Our first Vicinity Lightning™ EV buses are currently in production for initial customers. Our Vicinity 1200 EV trucks are available immediately to fill high volume demands for the electric truck markets. The first Vicinity 1200 EV trucks were delivered in November of 2022.

As with the entire global manufacturing industry, VMC is exposed to increased inflation with respect to parts and raw materials purchased by the Company. VMC has already ordered the majority of components for current builds or has fixed pricing in place to reduce the short term exposure. Future impacts for higher input costs will be mitigated through higher pricing for new bids or purchase price index (“PPI”) provisions in multiyear contracts.

Aftermarket parts sales are expected to continue to increase as Vicinity bus fleets get older and new vehicles are placed into service.

Tariffs, Invasion of Ukraine, and COVID-19 Lockdowns

Management continues to closely monitor negotiations and ongoing global trade discussions which may influence the Company. We are implementing purchasing, shipping and assembly modifications to best adapt to the current trade environment and strengthen our U.S.-based operations and component sourcing.

There have been no significant direct impacts to date on supply chains related to the Russian invasion of Ukraine. VMC does not have direct suppliers based in either Russia or Ukraine, but additional supply delays may arise as the conflict progresses if subcomponent supplies of our suppliers are affected.

Disruptions from COVID-19 related lockdowns in China, and elsewhere in the world, could have ongoing effects on the supply chain for certain critical components. The medium and long-term recovery of the Company’s end markets from the COVID-19 pandemic are currently unknown but are expected to be dependent on government support, COVID-19 case rates, manufacturing and supply chain capabilities, travel restrictions and economic reopening activity. The increase in transit ridership and increased bid activity in the industry are encouraging signs of recovery, but the ongoing nature of the pandemic may adversely impact results in the future.

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Non-GAAP and Other Financial Measures

The non-GAAP and other financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP and other financial measures should be read in conjunction with our consolidated financial statements.

Non-GAAP financial measure - Adjusted EBITDA

Adjusted EBITDA does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted EBITDA as earnings before interest, income taxes, depreciation and amortization, foreign exchange gains or losses, certain non-recurring and/or non-operating income and expenses, and share based compensation. Adjusted EBITDA should not be construed as an alternative for revenue or net loss determined in accordance with IFRS. The Company believes that adjusted EBITDA is a meaningful metric in assessing the Company’s financial performance and operational efficiency.

The following table reconciles net earnings or losses to Adjusted EBITDA based on the consolidated financial statements of the Company for the periods indicated.

	3 months ended December 31, 2022	3 months ended December 31, 2021	Year ended December 31, 2022	Year ended December 31, 2021
(US dollars in thousands - unaudited)	$	$	$	$
Net Comprehensive loss	(3,828)	(4,782)	(17,948)	(7,323)
Add back
Stock based compensation	668	311	1,380	1,353
Interest	482	509	2,258	716
Gain on modification of debt	-	-	(803)	-
Foreign exchange loss (gain)	(629)	270	3,253	341
Loss on disposal	-	487	27	542
Inventory write down	1,227	-	1,227	-
Income tax expense	(98)	442	202	464
Amortization	754	571	2,966	1,241
Adjusted EBITDA	(1,424)	(2,192)	(7,438)	(2,666)

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Non-GAAP financial measure – working capital

Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

	Year ended December 31, 2022	Year ended December 31, 2021
(US dollars in thousands - unaudited)	$	$
Current Assets	18,146	20,806
Current Liabilities	16,573	19,401

Working Capital	1,573	1,405

Supplementary financial measure – gross margin as a percentage of revenue

Gross margin as a percentage of revenue is a supplementary financial measure calculated as gross profit divided by revenue expressed as a percentage.

Summary of Quarterly Results

The following selected financial information is derived from unaudited quarterly financial statements of the Company. The information is stated in US dollars.

(US dollars in thousands, except earning per share -unaudited)	Q4 2022 $	Q3 2022 $	Q2 2022 $	Q1 2022 $	Q4 2021 $	Q3 2021 $ (Restated)	Q2 2021 $ (Restated)	Q1 2021 $ (Restated)
Revenue	2,035	1,515	11,742	3,183	2,330	2,324	15,518	21,536
Gross (loss) profit	(560)	(234)	1,024	210	(316)	(577)	1,716	3,412
Net (loss) income	(3,828)	(7,445)	(3,789)	(2,887)	(4,782)	(3,798)	(344)	1,601
Basic earnings (loss) per share(1)	(0.09)	(0.19)	(0.10)	(0.08)	(0.14)	(0.13)	(0.01)	0.06
Diluted earnings (loss) per share(1)	(0.09)	(0.19)	(0.10)	(0.08)	(0.14)	(0.13)	(0.01)	0.05

Cash and cash equivalents	1,622	1,115	9,357	11,016	4,402	3,890	8,237	1,365
Working capital	1,573	2,075	8,250	8,664	1,405	12,846	19,682	16,522
Total assets	55,032	58,272	65,762	73,268	53,993	30,463	34,185	37,953
Non-current financial liabilities	1,627	7,962	8,349	1,035	347	586	780	737
(1)	Basic and diluted earnings (loss) per share have been retrospectively adjusted to give effect to the 3 to 1 share consolidation effective March 29, 2021.

All figures prior to Q4 2021 have been restated to USD to reflect the change in the Company’s presentation currency.

Variability of revenues, gross profit (loss), and net income (loss) over the past 8 quarters is mainly driven by the timing and delivery of buses.

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Three Months Ended December 31, 2022 Earnings Review

(US dollars in thousands, except earnings per share -unaudited)	Three months ended December 31, 2022 $	Three months ended December 31, 2021 $

Revenue	2,035	2,330
Gross loss	(560)	(316)
Net loss	(3,828)	(4,782)
Basic and diluted earnings (loss) per share(2)	(0.09)	(0.14)
(3)	Basic and diluted earnings (loss) per share have been retrospectively adjusted to give effect to the 3 to 1 share consolidation effective March 29, 2021.

Revenue

Revenue for the three months ended December 31, 2022 was $2,035 compared to $2,330 for the three months ended December 31, 2021, representing a 13% decrease mainly due to product mix. This represented 11 truck deliveries versus four bus deliveries in the previous period.

Gross Margin

Gross margin for vehicle sales and other revenue for the three months ended December 31, 2022 was a loss of $560 or (28%) of revenue (see “Non-GAAP and Other Financial Measures”) as compared to the three months ended December 31, 2021, which had a gross loss of $316 or (14%) of revenue (see “Non-GAAP and Other Financial Measures”). The gross margin for the three months ended December 31, 2022 was negatively affected by the low volume of vehicles sold and a write-down of aged bus inventory and aftermarket parts for $1,296 partially offset by cost adjustments of approximately $800 from a supplier. Excluding these write-downs and cost adjustments, the adjusted gross margin for the three months ended December 31, 2022 would have been (3%). The margin in the fourth quarter of 2021 was negatively affected by a loss on disposal of $487 on eight buses sold from the Company’s lease pool included in cost of sales and the low volume of buses sold. The buses sold at a loss had previously been leased to customers and have generated revenue in their years of service in excess of their actual cost to Vicinity.

Year Ended December 31, 2022 Earnings Review

(Canadian dollars in thousands, except earnings per share unaudited)	Year ended December 31, 2022 $	Year ended December 31, 2021 $

Revenue	18,475	41,708
Gross profit	440	4,235
Net income (loss)	(17,948)	(7,323)
Basic and diluted earnings (loss) per share(1)	(0.45)	(0.24)
(1)	Basic and diluted earnings (loss) per share have been retrospectively adjusted to give effect to the 3 to 1 share consolidation effective March 29, 2021.

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Revenue

During the year ended December 31, 2022, the Company sold 38 Vicinity buses, 11 Vicinity EV trucks and 4 shuttle buses compared to the year ended December 31, 2021 where the Company sold 122 Vicinity buses. Sales from the lease pool are excluded from revenue. Revenue from vehicle sales was $13,165 for the year ended December 31, 2022 compared to $38,197 for the year ended December 31, 2021. Average sales price per vehicle varies with customers and product mix. Revenue from the sales of parts and other sources was $5,310 for the year ended December 31, 2022 compared to $3,511 for the year ended December 31, 2021.

Gross Margin

Gross profit decreased by $3,795 in the year ended December 31, 2022, when compared to the prior year. Gross profit for the year ended December 31, 2022 was $440 or 2% of revenue (see “Non-GAAP and Other Financial Measures”) as compared to the year ended December 31, 2021, which had a gross profit of $4,235 or 10% of revenue (see “Non-GAAP and Other Financial Measures”). The gross margin for the year ended December 31, 2022 was negatively affected by the low volume of buses sold and a write-down of aged bus inventory and aftermarket parts for $1,296 partially offset by cost adjustments of approximately $800 from a supplier. Excluding these write-downs and cost adjustments, the gross margin for the year ended December 31, 2022 would have been 5% of revenue.

Net Income (Loss)

Net loss for the year ended December 31, 2022 was $17,948 compared to the net loss for the year ended December 31, 2021 of $7,323. The increase in net loss is the result of a decrease in gross profit and an increase in selling, general and administrative expenses, depreciation, interest costs and foreign exchange from 2021 to 2022.

Selling general, and administrative costs increased by $1.7 million from 2021 to 2022 due mainly to increased travel costs, legal and public company compliance expenses, and salaries. In 2022 the headcount has been increased as the Company ramps up for the next period of growth and forecasted increased sales volume. There were also increased travel and marketing expenses in 2022 as the Company experienced a full year without COVID restrictions in 2022.

Depreciation increased by $1.7 million in 2022 compared to 2021 due to the Optimal licence purchased during the fourth quarter of 2021.

Interest costs increased by $739 in 2022 compared to 2021 due to a full year of interest on debt received in the fourth quarter of 2021 and interest accretion for intangible assets.

Foreign exchange increased by $2.9 million in 2022 compared to 2021 which was mainly the result of translating intercompany balances between VMC entities for consolidation purposes and do not reflect realized exchange losses.

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Liquidity and Selected Cash Flow Items

(US dollars in thousands - unaudited)	December 31, 2022 $	December 31, 2021 $

Cash and cash equivalents	1,622	4,402
Working capital	1,573	1,405
Total assets	55,032	53,993
Non-current financial liabilities	1,627	347

Vicinity has working capital of $1,573 as of December 31, 2022 compared to working capital at December 31, 2021 of $1,405 (see “Non-GAAP and Other Financial Measures”). Working capital has increased mainly due to private placements throughout 2022 which offset spending on increased development costs for new products and property, plant, and equipment purchases as the Company builds its new manufacturing facility in Ferndale, Washington, USA. Vicinity had a cash and cash equivalents balance of $1,622 as at December 31, 2022 compared to $4,402 as at December 31, 2021.

Cash used in operating activities during the year ended December 31, 2022 was $9,082 compared to cash provided of $3,594 during the year ended December 31, 2021. The decrease of $12,676 from the previous year was mainly due to the increased loss from operations and the change in non-cash working capital items.

As at December 31, 2022, investing activities used cash of $10,698 compared to the year ended December 31, 2021, where investing activities used cash of $23,120. The decrease of $12,422 from the previous year was due to the purchase of a sales and marketing license from Optimal in 2021.

As at December 31, 2022, financing activities provided cash of $17,368 compared to the year ended December 31, 2021, where financing activities provided cash of $22,945. Proceeds from option exercises and private placements in 2022 were less than 2021 which resulted in a decrease of cash provided of $5,577 compared to 2021.

Financial Instruments

Fair values

The Company’s financial instruments include cash and cash equivalents, restricted cash, trade and other receivables, accounts payable, the credit facility, short-term loans, deferred consideration, and lease obligations. The carrying amounts of these financial instruments are a reasonable estimate of their fair values based on their current nature and current market rates for similar financial instruments. Deferred consideration is the only instrument measured at fair value through profit and loss in accordance with IFRS 9 – Financial Instruments.

The Company classifies its fair value measurements in accordance with the three-level fair value hierarchy. The measurement is classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

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Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices), and

Level 3 – Inputs that are not based on observable market data

The carrying value amount of the Company’s financial instruments that are measured at amortized cost approximates fair value due to their short-term nature. The Company valued deferred consideration (iii) as a level 3 instrument. The Company used a probability weighted discount model to determine the fair value of the deferred consideration. Key assumptions included a discount rate of 10% and an original expected maturity date of June 30, 2023 for the deferred consideration milestone to be met. During the year ended December 31, 2022, the Company terminated the agreement which resulted in the deferred consideration being reduced to nil (Note 6 of the financial statements).

Interest Rate and Credit Risk

The Company is exposed to interest rate risk on its bank loans to the extent that its credit facilities are based on Canadian and US prime rates of interest.

Financial instruments that potentially subject the Company to concentrations of credit risks consist principally of cash and cash equivalents, restricted cash, and trade and other receivables.

To minimize the credit risk related to cash and cash equivalents, the Company places these instruments with a top tier Canadian bank with an AA credit rating and their subsidiary bank in the United States.

Currency Risk

The Company is exposed to foreign currency risk because the Company’s parent and US operations incur a portion of their operating expenses in Canadian dollars. Therefore, an increase in the value of the CAD relative to the USD increases the value of expenses in USD terms incurred by the Company’s parent and US operations, which reduces operating margin and the cash flow available to fund operations. Conversely, the Company’s Canadian operation has a functional currency of Canadian dollars and incurs a portion of its operating expenses in US dollars.

At December 31, 2022, the Company had cash of $322, accounts receivable of $1,446 and accounts payable of $2,449, which were denominated in US dollars for its entity with CAD functional currency.

At December 31, 2022, the Company had cash of C$41, accounts receivable of C$nil, short term loans of C$8,922 and accounts payable of C$150, which were denominated in Canadian dollars for its entities with USD functional currency.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective when managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company uses cash to settle its financial obligations as they fall due. The ability to do this relies on the Company collecting its trade receivables in a timely manner and maintaining sufficient cash on hand through credit facility financing.

As at December 31, 2022, the Company had working capital (current assets less current liabilities) of $1,573. For the year ended December 31, 2022, the Company used cash for operating activities of $9,082 and cash for investing activities of $10,698. As at December 31, 2022, the Company had $19.4 million undrawn on its C$20 million credit facility (note 8). Subsequent to year end, the Company obtained an additional $30 million in debt financing to fund production of the Company’s VMC 1200 class 3 electric trucks.

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Based on the Company’s forecasted cash flows, the current cash on hand and the headroom available under debt facilities, the Company estimates that it will have sufficient liquidity to meet its working capital requirements for at least the next twelve months.

The following are the contractual maturities of financial liabilities:

	Carrying Amount	Contractual Cash Flows	Within 1 year	1 to 2 years	2 to 3 years	3 to 6 years
	$	$	$	$	$	$
At December 31, 2022
Accounts payable	4,942	(4,942)	(4,942)	—	—	—
Current debt facilities	6,587	(8,822)	(8,822)	—	—	—
Credit facility	628	(628)	(628)
Other long-term liabilities	1,952	(2,120)	(513)	(480)	(486)	(641)

Total	14,109	(16,512)	(14,905)	(480)	(486)	(641)

Sensitivity analysis

The Company’s borrowing under the existing credit facility are at variable rates of interest and expose the Company to interest rate risk. The Company has completed a sensitivity analysis to estimate the impact on comprehensive income which a change in interest rates at and during the year ended December 31, 2022 would have had on the Company. The result of this sensitivity analysis indicates that a 0.5% increase (decrease) in the prime interest rates would not have a material impact.

The Company has completed a sensitivity analysis to estimate the impact on comprehensive earnings which a change in foreign exchange rates as at and during the year ended December 31, 2022 would have had on the Company.

The sensitivity analysis includes the assumption that changes in individual foreign exchange rates do not cause foreign exchange rates in other countries to alter.

The following tables summarizes quantitative data about our exposure to currency risk as a result of monetary assets (liabilities) in currencies different from each entity’s functional currency:

		2022
		$
Net Canadian dollar monetary asset (liability)	CAD thousands	(9,031)
Net US dollar monetary asset (liability)	USD thousands	(749)

The result of this sensitivity analysis indicates that a 10% increase (decrease) in the average value of the Canadian dollar relative to the US dollar during the period would have resulted in an increase (decrease) in net income of approximately $735.

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Capital Management

The Company’s objectives when managing capital are:

●	to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and
●	to provide an adequate return to shareholders through expansion correspondingly to the level of risk.

The Company considers its share capital, other shareholders’ equity, credit facility, and short-term loans to be its capital. As a part of its loan commitments, the Company is required to obtain authorization from the credit facility lender (Note 10) prior to obtaining further loans. The Company’s capital is currently not subject to any other external restrictions except those described in Note 8.

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, sell assets, reduce debt or increase its debt.

Commitments

Refer to note disclosure in the financial statements (Note 20).

Off-Balance Sheet Arrangements

The Corporation has not entered into any off balance sheet arrangements.

Transactions with Related Parties

Expenses incurred to key management are:

	Year ended	Year ended
	December 31, 2022	December 31, 2021
Salaries and Benefits	$1,187	$1,572
Share based payments	1,345	869
	$2,532	$2,441

During the year ended December 31, 2022 the Company paid $215 in lease payments to a company owned by a director. $231 was recognized as depreciation and interest expense on the lease.

During the year ended December 31, 2021 the Company paid $191 in lease payments to a company owned by a director. $179 was recognized as depreciation and interest expense on the lease.

As at December 31, 2022, included in accounts payable are balances owing to key management or companies controlled by officers of the Company in the amount of $1 (December 31, 2021 - $1).

All related party balances are non-interest bearing, unsecured and have no fixed terms of repayment and have been classified as current.

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Critical Accounting Estimates and Judgements

The preparation of the consolidated financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements.

Estimates that have a risk of resulting in material adjustment to the carrying amounts of assets and liabilities within the next year are summarized below:

i.	Impairment assessment of intangible assets:

The determination of the recoverable amount of intangible assets involves significant estimates and assumptions. At year end, management concluded that there were material breaches of contract by Optimal Electric Vehicles LLC (“Optimal EV”) and consequently the Company terminated the Sales and Marketing Agreement with Optimal EV. Accordingly, the Company also concluded that impairment indicators existed in relation to the Optimal EV intangible asset. The Company tested the intangible asset for impairment at December 31, 2022. The Company determined the recoverable amount of the intangible asset based on a scenario weighted discounted cash flow model.  The significant assumptions applied to the determination of the recoverable amount included the probability of recovery of the $12,000 pursuant to the termination of the Sales and Marketing Agreement from Optimal EV and the estimated discount rate and future cashflows from the rights to the intellectual property in the event of bankruptcy of Optimal EV. As a result of the impairment assessment the Company concluded the recoverable amount exceeded the carrying value of the intangible asset and no impairment was required.

ii.	Inventory net realizable value:

The Company estimates net realizable value of inventory for its vehicles and spare parts. Net realizable value is the estimated selling price in the ordinary course of business, less any costs to complete and sell the product. An allowance for obsolete, slow-moving or defective inventory is made when necessary.

iii.	The determination of provision for warranty cost:

The Company offers warranties on the buses and trucks it sells. The Company estimates the provision for future warranty claims based on historical warranty claim information, as well as recent trends that might suggest the past results may differ from future warranty claims. The Company does not have a long history of estimating warranty provisions. In addition, the items covered by the Company’s warranty may be subject to interpretation because the warranty items are not specific in all cases, and the warranty demands made by different customers may also vary.

vi.	Contingent liability estimate:

In the normal course of business, the Company receives notice of potential legal proceedings or is named as defendant in legal proceedings, including those that may be related to product liability, wrongful dismissal or personal injury, many of which are covered by the Company’s insurance policies. Contingent liabilities are recognized when present obligations as a result of a past event will probably lead to an outflow of economic resources from the Company and amounts can be estimated reliably. The Company has accrued for claims where it is probable there will be an outflow of resources. The amounts accrued are based on management’s assumptions with regards to the outcomes of legal proceedings and/or any settlements that may occur. Therefore, are subject to estimation uncertainty and as such, the final settlements could be materially different from those accrued.

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Recent Accounting Pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2022, reporting periods and have not been early adopted by the Company. These standards are not expected to have a material impact on the Company in the current or future reporting periods and on foreseeable future transactions.

Segment Information

Allocation of revenue to geographic areas for the single segment is as follows:

	Year ended December 31, 2022	Year ended December 31, 2021
	$	$
Canada
Bus sales	7,429	10,925
Spare part sales	4,516	2,504
Truck sales	982	—
Shuttle sales	484	—
United States
Bus sales	4,270	27,272
Spare part sales	667	197
Operating lease revenue	127	810
Total	18,475	41,708

During the year ended December 31, 2022, the Company had sales of $6,261 and $4,792 to two end customers representing 34% and 26% of total sales, respectively. During the year ended December 31, 2021, the Company had sales of $26,795 and $4,423 to two end customers representing 64% and 11% of total sales, respectively.

Subsequent Events

On February 21, 2023, the Company announced it obtained $30M in credit commitments from Royal Bank of Canada and Export Development Canada to fund production of the Company’s VMC 1200 class 3 electric trucks. The credit facility can be used for 100% of eligible production costs on the trucks, excluding labor and overhead from the Company’s assembly plants. The credit facility has an interest rate of prime plus 2% and will be secured by existing assets of the Company. Royal Bank of Canada will also continue to provide the Company with C$10M in an asset-based lending (ABL) agreement for use with its existing bus orders and a US$3M letter of credit facility.

On March 24, 2023, the Corporation announced that it had completed a private placement of unsecured convertible debentures for gross proceeds of C$4,000. The convertible debentures are issued in denominations of C$1,000, bear interest at 15% per annum, and mature 18 months from the closing date. Interest payments on the convertible debentures have been deferred to the twelve-month anniversary and/or maturity.

Each convertible debenture is convertible at the holder’s option into Units at any time prior to maturity at a conversion price of C$1.45 per Unit. Upon conversion, each Unit will consist of one Common Share and 0.2 of a Warrant. Each Warrant is exercisable into a Warrant Share at an exercise price of C$1.45 for a period of thirty-six months following the initial debenture closing date.

Outstanding Share Data

At a Special Annual General Meeting of the shareholders held on March 24, 2021, a 3 for 1 share consolidation was approved, effective March 29, 2021. All share and per share amounts are reflective of the share consolidation. Issued and outstanding as of the date of this report is as follows:

45,667,706 common shares

7,573,082 warrants

1,580,826 stock options

623,701 deferred share units

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